Exhibit 99.1

China Rapid Finance Reports Unaudited Third Quarter 2017 Financial Results

•    Gross Billings on Core Consumption Loans up 1258% Y-o-Y

•    Total Gross Billings up 125% Y-o-Y

•    Operating Cash Flow Positive

•    Number of New Borrowers Increased by 804% Y-o-Y

•    Guidance to Q4 Profitability

SHANGHAI, November 9, 2017 (PR NEWSWIRE) – China Rapid Finance Limited (“China Rapid Finance” or the “Company”) (NYSE: XRF), one of China’s largest consumer lending marketplaces, today reported its unaudited financial results for the third quarter ended September 30, 2017. The Company will hold a conference call on November 9, 2017 at 8:00 am Eastern Time (9:00 pm Beijing Time) to discuss the financial results for this quarter. Dial-in details are provided at the end of this release.

“We are very pleased with our strong third quarter performance, which was marked by accelerating revenue growth and expanding margins that further validates our business model and ability to efficiently service the lifetime credit needs of China’s 500 million EMMA (Emerging Middle-class Mobile Active) consumers,” said Dr. Zane Wang, Chairman and CEO of China Rapid Finance. “Our ‘low-and-grow’ strategy, enabled by proprietary advanced analytics and big data technology, is now paying off. During the quarter, we grew total loan volume by 250% and total gross billings by 125% year-over-year, which resulted in 62% year-over-year revenue growth. We take great pride in our ability to build valuable long-term relationships with our customers as evidenced by 75% of our customer base that borrowed multiple times in the third quarter.”

Third Quarter 2017 Financial Highlights

•	Total gross billings on transaction and service fees[1] grew by 125% year-over-year to $43.1 million, or 76% over the previous quarter.

•	Gross billings from consumption loans facilitated grew by 1258% year-over-year, representing more than a 12 times year-over-year increase, to $29.8 million, or 126% over the previous quarter.

•	Gross billings from lifestyle loans facilitated were down 21% year-over-year to $13.4 million but up 18% sequentially over last quarter.

•	Consumption loans facilitated account for 69% of total gross billings and are rising rapidly.

•	Net revenue increased by 62% year-over-year to $27.2 million (after netting off customer acquisition incentives of $13.9 million) from $16.8 million (after netting off customer acquisition incentives of $1.5 million) in the prior year period, and 79% over the previous quarter from $15.2 million (after netting off customer acquisition incentives of $8.1 million) in the previous quarter.[2]

[1]	Gross billings on transaction and service fees is defined as transaction and service fees billed to customers, inclusive of related value-added taxes, before deduction of customer acquisition incentives (“CAI”).
[2]	Customer acquisition incentives (“CAI”) are amounts paid to marketplace investors who lend to first-time consumption loan borrowers, which help to attract both quality investors and higher lifetime value prescreened borrowers to the Company’s marketplace.

Reconciliation of Total Gross Billings to Net Revenue

	For the Three Months Ended			Increase/(Decrease)
	September 30, 2016	June 30, 2017	September 30, 2017	YoY	QoQ
Gross billings
Consumption loans	2,191	13,184	29,764	1258.5%	125.8%
Lifestyle loans	16,947	11,322	13,383	(21.0%)	18.2%

Total Gross Billings	19,138	24,506	43,147	125.5%	76.1%

Consumption Loans CAI	(1,499)	(8,131)	(13,934)	829.6%	71.4%
Value-added Tax	(1,198)	(1,684)	(2,395)	99.9%	42.2%
Others[3]	355	471	366	3.1%	(22.3%)

Net Revenue	16,796	15,162	27,184	61.8%	79.3%

Operating Expenses

•	Total operating expenses were $31.6 million, an increase of 50.0% over the prior year period and 9.9% over the previous quarter.

•	Servicing expenses were $3.4 million in the quarter, a 9.4% increase over the prior year and a decrease of 2% from the previous quarter. Servicing expenses primarily consist of employee expenses associated with the Company’s data verification centers which provide credit assessment and account management services. The increase in servicing expense compared with prior year period is mainly due to the increase in the number of servicing personnel.

•	Sales and marketing expenses were $11.9 million, a 77.8% increase over the prior year period and a 24.6% increase over the previous quarter. The increase in sales and marketing expenses was primarily due to the marketing fees paid to channel partners in connection with the acquisition of 921,000 consumption loan borrowers. Our all-in customer acquisition cost (including sales & marketing and CAI) is $16 per borrower for the first nine months of 2017.

•	General and administrative expenses were $16.3 million, up 44.9% over the prior year period and 3.4% over the previous quarter. The increase in general and administrative expenses was mainly due to: 1) the increase in variable operating costs in relation to the facilitation of consumption loans, including information security, risk management, gateway payment fees, data analysts, customer service, call centers and other operational personnel; 2) the increase in research and product development expenses, and; 3) share-based compensation expense for incentive shares of $0.4 million versus $0.1 million in the prior year period.

•	Net loss was $4.4 million, an 11% year-over-year increase, and a 68% reduction from the prior quarter. The improvement in net loss was primarily driven by an increasing number of borrowers that have crossed the breakeven threshold.

•	Net loss attributable to the Company’s ordinary shareholders for the third quarter of 2017 was $4.4 million or $0.07 per share, as compared to a loss of $6.3 million or $0.38 per share in the prior year period.

[3]	Others include other revenue, provision for loan losses and business related taxes and surcharges.

•	Operating cash flow for the third quarter of 2017 was $7.1 million as compared to $0.3 million in the prior year period and a negative cash flow of $16.1 million in the previous quarter.

Third Quarter Operating Highlights

	For the Three Months Ended			Increase/(Decrease)
	September 30, 2016	June 30, 2017	September 30, 2017	YoY	QoQ
Number of loans facilitated
Consumption loans	1,179,567	5,083,314	7,014,322	494.7%	38.0%
Lifestyle loans	10,888	7,897	10,684	(1.9%)	35.3%

Total	1,190,455	5,091,211	7,025,006	490.1%	38.0%

Number of new borrowers
Consumption loans	93	753	921	890%	22%
Lifestyle loans	10	7	10	0%	43%

Total	103	760	931	803%	22%

Repeat borrower rate[4]	64%	72%	75%	17%	4%
Loan volume (in US$ millions)
Consumption loans	147.9	637.5	908.0	514.1%	42.4%
Lifestyle loans	146.6	83.2	122.3	(16.6%)	47.0%

Total	294.5	720.7	1,030.3	249.9%	42.9%

•	Number of loans facilitated was 7.0 million, an increase of 490% year-over-year and 38% quarter-over-quarter. Total number of loans facilitated since inception reached 27 million.

•	Number of new borrowers added in the third quarter of 2017 was 931 thousand, an increase of 804% over the prior year period and 22% over the previous quarter. As of September 30, 2017, the Company had 3.7 million unique borrowers.

•	Total loan volume facilitated increased by 250% year-over-year or 43% quarter-over-quarter to $1.0 billion. Consumption loans facilitated increased by 514% year-over-year or 42% quarter-over-quarter to $908.0 million, with lifestyle loans facilitated totaling $122.3 million, as compared with $146.6 million in the prior year period and $83.2 million in the previous quarter.

Unique ‘Low and Grow’ Strategy and Business Model

“Our low-and-grow strategy, driven by our technology-driven consumer lending marketplace, enables us to generate significant lifetime customer value and strong revenue and profit growth,” said Dr. Wang. “Our proprietary advanced analytics and big data technology give us a competitive advantage in identifying and acquiring EMMA (Emerging Middle-class Mobile Active) borrowers who will pay back their initial loans and continue to take out loans of growing size over time.”

To date, the business has delivered against the following key performance indicators:

[4]	Repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on our marketplace since our inception divided by the total number of borrowers on our marketplace since our inception as measured as of the relevant date.

•	Cohort borrowing activity continues to grow over time, proving that we are establishing long-term relationships that persist. The cumulative loan volume per borrower (all included) on average continued to grow after 30 months without any signs of slowing down.

•	The average loan size and term grows over time, because our customers have growing credit needs and because the risk of lending decreases when we deploy our technology to gather and synthesize more credit behavioral data for each consumer. The average loan size per borrower of our Q4 2015 cohort increased to $259 (on an all-borrower basis) in their 21st month from approximately $74 in their first month. Using our proprietary ADT technology, we can achieve continued growth trajectory over a period of multiple years by managing the line of credit of borrowers.

•	The average service fee goes up over time in line with the loan size and term. Our average transaction and service fee rate for consumption loans increased to 3.3% from 1.5% in the prior year period, and 2.1% from the previous quarter. This gives our ‘low and grow’ strategy a strong multiplier effect.

•	The average cost to the borrower goes down over time while the average fee rate to us increases when the size and term of the loan is larger and longer, however, the borrowing cost per month actually decreases from borrowers’ perspective.

•	Loss rates associated with consumption loans facilitated continue to be in line with expectations. In the three quarters ended September 30, 2017, annualized loss rate on consumption loan is 2%, consistent with that of the prior year period.

•	The payback period on all-in customer acquisition costs (“CAC”)[5] has shortened to 2.3 quarters in the first nine months of 2017 compared to a payback period of four to five quarters in 2016.

Borrower Payback Period Shortened to 2.3 Quarters

“As our improving ‘low and grow’ KPI metrics demonstrate, we can afford to invest in CAC to lock in high quality repeat borrowers” said Mr. Kerry Shen, Chief Financial Officer of China Rapid Finance. “For the first quarter of 2016 cohort, our ROI on CAC is 200%. With a customer retention rate of 75%, customer repeat borrowing rate of 9 to 10 times on average within the first year of borrowing, and average cumulative loan volume per borrower exceeding $1,000 in the 12th month on our marketplace, we are able to extend the lifetime value of our customers at minimal additional cost. As we continue to acquire new borrowers, we expect revenues and profits to accelerate.”

[5]	All-in CAC for consumption loans is the sum of (i) the customer acquisition incentives paid to marketplace investors who lend to first-time consumption loan borrowers offered to investors of consumption loans for first-time consumption loan borrowers, and (ii) any expenses directly related to the acquisition of first-time consumption loan borrowers.

Balance Sheet and Cash Flows:

As of September 30, 2017, the Company had cash and cash equivalents of $81.4 million and restricted cash of $14.1 million. Net cash provided by operating activities was $7.1 million for the third quarter of 2017, as compared to net cash provided by operating activities of $0.3 million in the prior year period. The increase in operating cash inflow was mainly due to the increase from gross billings on transaction and service fees. The Company had a total of 65,086,074 ordinary shares outstanding6 as of September 30, 2017.

Financial Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change.

For the full year ending December 31, 2017, the Company expects to exceed the high end of its previously issued 2017 guidance of adding 2.5 million to 3.0 million new borrowers, and also expects to exceed the high end of its previously stated guidance on total gross billings on transaction and service fees of $110 million to $120 million. With the validation of its strategy along with improving operating efficiencies and visibility, the Company expects to breakeven the entire business and achieve profitability in the fourth quarter of 2017.

Conference Call:

The Company will hold a conference call on Wednesday, November 9, 2017 at 8:00 am U.S. Eastern Time, or 9:00 pm China Time, to discuss its financial results.

Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	China Rapid Finance call

The replay will be accessible through November 16, 2017 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10113806

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://chinarapidfinance.investorroom.com.

[6]	Includes outstanding ordinary shares, vested incentive shares and options, and unvested incentive shares and options that vest within 60 days of the date thereof.

About China Rapid Finance

China Rapid Finance operates one of China’s largest consumer lending marketplaces in terms of total number of loans, having facilitated over 27 million loans to over 3.7 million unique borrowers as of September 30, 2017 at a significantly lower borrowing cost than many competitors. The Company deploys machine learning and proprietary decisioning technology to facilitate affordable digital credit for one of the world’s largest untapped consumer credit markets: China’s 500 million Emerging Middle-class Mobile Active consumers (EMMAs). China Rapid Finance operates a pure play marketplace, and does not take credit risk. The Company utilizes its technology to efficiently select quality EMMAs for its platform. China Rapid Finance facilitates smaller, shorter-term initial loans to these EMMAs and then enables larger, longer-term loans for repeat borrowers who demonstrate positive credit behavior. This “low and grow” strategy enables the Company to attract and retain high quality EMMAs who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in both the U.S. and China, and is governed by a global board of directors. For more information, please visit http://ChinaRapidFinance.InvestorRoom.com.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth below is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance’s financial outlook as well as China Rapid Finance’s strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance’s products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

China Rapid Finance

Mao Mao

Tel: +1 (646) 308-1635

Email: IR@crfchina.com

IRResults

Gretchen Lium

Tel: +1 (303) 638-9185

Email: gretchen@irresults.com

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or as otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue:
Transaction and service fees (net of customer acquisition incentive)	16,441	14,691	26,818	43,605	51,925
Other revenue	354	462	400	1,011	901

	16,795	15,153	27,218	44,616	52,826
Provision for loan losses	(1)	10	(2)	(12)	9
Business related taxes and surcharges	2	(1)	(32)	(765)	(38)

Net Revenue	16,796	15,162	27,184	43,839	52,797

Operating expense:
Servicing expenses	(3,142)	(3,476)	(3,437)	(10,178)	(10,227)
Sales and marketing expenses	(6,673)	(9,522)	(11,863)	(20,668)	(31,601)
General and administrative expenses	(11,279)	(15,803)	(16,338)	(32,948)	(43,892)

Total operating expenses	(21,094)	(28,801)	(31,638)	(63,794)	(85,720)
Other income (expense):
Other income (expense), net	360	149	135	(146)	261

Loss before income tax expense	(3,938)	(13,490)	(4,319)	(20,101)	(32,662)
Income tax expense	—	(28)	(41)	—	(69)

Net loss	(3,938)	(13,518)	(4,360)	(20,101)	(32,731)
Accretion on Series A convertible redeemable preferred shares to redemption value	(72)	(24)	—	(216)	(96)
Accretion on Series B convertible redeemable preferred shares to redemption value	(406)	(135)	—	(1,216)	(540)
Accretion on Series C convertible redeemable preferred shares to redemption value	(1,201)	(653)	—	(3,024)	(2,232)
Deemed dividend to preferred shareholders upon initial public offering	(635)	(82,034)		(635)	(82,034)

Net loss attributable to ordinary shareholders	(6,252)	(96,364)	(4,360)	(25,192)	(117,633)

Net loss	(3,938)	(13,518)	(4,360)	(20,101)	(32,731)
Foreign currency translation adjustment, net of nil tax	114	(99)	142	516	(7)

Comprehensive loss	(3,824)	(13,617)	(4,218)	(19,585)	(32,738)

Weighted average number of ordinary shares used in computing net loss per share
Basic	16,415,391	50,013,189	64,696,840	16,415,391	44,008,941
Diluted	16,415,391	50,013,189	64,696,840	16,415,391	44,008,941
Loss per share attributable to ordinary shareholders
Basic	(0.38)	(1.93)	(0.07)	(1.53)	(2.67)
Diluted	(0.38)	(1.93)	(0.07)	(1.53)	(2.67)

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or as otherwise noted)

	As of
	September 30, 2016	June 30, 2017	September 30, 2017
	USD	USD	USD
Assets
Cash and cash equivalents	5,849	74,517	81,442
Restricted cash	11,493	17,372	14,145
Investments held for trading	—	—	—
Loans receivable, net of allowance for loan losses US$124 thousand, US$103 thousand and US$103 thousand as of September 30, 2016, June 30, 2017 and September 30, 2017, respectively	706	467	450
Safeguard Program receivable	6,656	5,168	5,489
Receivables from issuance of Series C redeemable convertible preferred shares	16,000	—	—
Receivables, prepayments and other assets	16,709	15,095	12,852
Property equipment and software, net	5,393	5,066	5,377

Total assets	62,806	117,685	119,755

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Liabilities:
Safeguard Program payable	18,409	16,139	17,536
Accrued liabilities	19,068	32,314	36,722
Income tax payable	1,970	1,935	1,976
Deferred revenue	588	1,159	1,175

Total liabilities	40,035	51,547	57,409

Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of September 30, 2016, and nil outstanding as of June 30, 2017 and September 30, 2017)	6,724	—	—
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of September 30, 2016, and nil outstanding as of June 30, 2017 and September 30, 2017)	34,727	—	—
Series C preferred shares (US$0.0001 par value; 2,573,778 shares issued and outstanding as of September 30, 2016, and nil outstanding as of June 30, 2017 and September 30, 2017)	70,460	—	—

Receivable for issuance of Series C preferred shares	(4,000)	—	—
Total mezzanine equity	107,911	—	—

Shareholders’ (deficit)/equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 16,505,120 shares and 64,696,839 issued and 64,699,757 outstanding as of September 30, 2016, June 30, 2017 and September 30, 2017 respectively	2	6	6
Additional paid-in capital	—	280,612	281,038
Accumulated other comprehensive income	1,488	(1,062)	(920)
Accumulated deficit	(86,630)	(213,418)	(217,778)

Total shareholders’ (deficit)/equity	(85,140)	66,138	62,346

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	62,806	117,685	119,755

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW DATA

(US$ in thousands, except share data and per share data, or as otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017
	US$000	US$000	US$000	US$000	US$000
Net cash used in operating activities	326	(16,163)	7,090	(17,988)	(21,446)
Net cash used in investing activities	(75)	(350)	(751)	(2,066)	(1,240)
Net cash provided by financing activities	—	67,292	—	908	85,278
Effect of exchange rate changes on cash and cash equivalents	568	(786)	586	(50)	(133)
Net (decrease)/increase in cash and cash equivalents	(90)	49,993	6,925	(19,196)	62,459
Cash and cash equivalents at beginning of period	5,939	24,524	74,517	25,045	18,983

Cash and cash equivalents at end of period	5,849	74,517	81,442	5,849	81,442